UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                           IBIS TECHNOLOGY CORPORATION
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    450909106
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / / Rule 13d-1 (b)
     /x/ Rule 13d-1 (c)
     / / Rule 13d-1 (d)



-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO. 450909106       13G                       Page 2 of 10 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Mr. Jeffrey J. Puglisi

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) / /
                                                        (b) /x/

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

         NUMBER OF SHARES      5.     SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING     6.     SHARED VOTING POWER: 193,000
         PERSON WITH
                               7.     SOLE DISPOSITIVE POWER: 0

                               8.     SHARED DISPOSITIVE POWER: 193,000


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 193,000


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:* / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 2.0%

12.  TYPE OF REPORTING PERSON*: IN


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CUSIP  NO. 450909106       13G                       Page 3 of 10 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Puglisi Capital Partners, L.P. 86-0878215

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) / /
                                                        (b) /x/

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

         NUMBER OF SHARES      5.     SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING     6.     SHARED VOTING POWER: 193,000
         PERSON WITH
                               7.     SOLE DISPOSITIVE POWER: 0

                               8.     SHARED DISPOSITIVE POWER: 193,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 193,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:* / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 2.0%

12.  TYPE OF REPORTING PERSON*: PN



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CUSIP  NO. 450909106       13G                       Page 4 of 10 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Puglisi & Co. 86-060992

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) / /
                                                        (b) /x/

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

         NUMBER OF SHARES      5.     SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING     6.     SHARED VOTING POWER: 0
         PERSON WITH
                               7.     SOLE DISPOSITIVE POWER: 0

                               8.     SHARED DISPOSITIVE POWER: 0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:* / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%

12.  TYPE OF REPORTING PERSON*: PN

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CUSIP  NO. 450909106       13G                       Page 5 of 10 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Mrs. Annette Puglisi

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) / /
                                                        (b) /x/

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

         NUMBER OF SHARES      5.     SOLE VOTING POWER: 700
         BENEFICIALLY OWNED
         BY EACH REPORTING     6.     SHARED VOTING POWER: 0
         PERSON WITH
                               7.     SOLE DISPOSITIVE POWER: 700

                               8.     SHARED DISPOSITIVE POWER: 0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 700

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:* / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): .01%

12.  TYPE OF REPORTING PERSON*: IN


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CUSIP  NO. 450909106       13G                       Page 6 of 10 Pages



         Amendment No. 2 to Schedule 13G of Mr. Jeffrey J. Puglisi, Puglisi Capital Partners, L.P., Puglisi & Co., and Mrs. Annette Puglisi with respect to the common stock, par value $.008 per share (the "Common Stock") of IBIS Technology Corporation, a Massachusetts corporation (the "Company").

ITEM 1 (a)  NAME OF ISSUER:
            IBIS Technology Corporation

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            32 Cherry Hill Drive, Danvers, MA 01923

ITEM 2 (a)  NAME OF PERSON FILING:
            Mr. Jeffrey J. Puglisi
            Puglisi Capital Partners, L.P.
            Puglisi & Co.
            Mrs. Annette Puglisi

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            Mr. Jeffrey J. Puglisi
            c/o Puglisi & Co.
            399 Park Avenue
            37th Floor
            New York, NY 10022

            Puglisi Capital Partners, L.P.
            399 Park Avenue
            37th Floor
            New York, NY 10022

            Puglisi & Co.
            399 Park Avenue
            37th Floor
            New York, NY 10022

            Mrs. Annette Puglisi
            c/o Puglisi & Co.
            399 Park Avenue
            37th Floor
            New York, NY 10022

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CUSIP  NO. 450909106       13G                       Page 7 of 10 Pages



ITEM 2 (c)  CITIZENSHIP:
            Mr. Puglisi is a citizen of the United States of America. Puglisi Capital Partners, L.P. is a limited partnership organized under the laws of the State of Delaware. Puglisi & Co. is a corporation organized under the laws of the State of Delaware. Mrs. Puglisi is a citizen of the United States of America.

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $.008 per share (the "Common Stock")

ITEM 2 (e)  CUSIP NUMBER:
            450909106

ITEM 3      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or
            (C), CHECK WHETHER THE PERSON FILING IS A:

            (a)   ( )  Broker or Dealer registered under Section 15 of the
                       Securities Exchange Act of
                       1934 (the "Act")
            (b)   ( )  Bank as defined in Section 3(a)(6) of the Act
            (c)   ( )  Insurance Company as defined in Section 3(a)(19)
                       of the Act
            (d)   ( )  Investment Company registered under Section 8 of the
                       Investment Company Act of 1940
            (e)   ( )  An investment adviser in accordance with
                       Rule 13d-1(b)(1)(ii)(E);
            (f)   ( )  An employee benefit plan or endowment fund in
                       accordance with Rule
                       13d-1(b)(1)(ii)(F);
            (g)   ( )  A parent holding company or control person in
                       accordance with Rule
                       13d-1(b)(1)(ii)(G);
            (h)   ( )  A savings association as defined in Section 3(b)
                       of the Federal Deposit Insurance Act;
            (i)   ( )  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
            (j)   ( )  A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box.

ITEM 4.     OWNERSHIP

            (a) Amount Beneficially Owned:
                  193,700
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CUSIP  NO. 450909106       13G                       Page 8 of 10 Pages


            (b) Percentage of Class:
                  2.0% (based on the 10,565,524 shares reported to be outstanding on October 31, 2003 in the Company's Form 10-Q for the quarterly period ended October 31, 2003, adjusted upward by 23,000 shares to reflect the calls held by Puglisi Capital Partners, L.P.)

            (c)   Number of shares as to which such person has:
                 (i)      sole power to vote or to direct the vote: 700
                 (ii)     shared power to vote or to direct the vote: 193,000
                 (iii) sole power to dispose or to direct the disposition of : 700
                 (iv) shared power to dispose to direct the disposition of: 193,000

         Puglisi Capital Partners, L.P. has the power to vote and dispose of its shares of the Common Stock, which power may also be exercised by Mr. Jeffrey J. Puglisi, as the manager of JJP Partners, LLC, the general partner of Puglisi Capital Partners, L.P.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not applicable.

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CUSIP  NO. 450909106       13G                       Page 9 of 10 Pages



ITEM 10.    CERTIFICATION.
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP  NO. 450909106       13G                       Page 10 of 10 Pages




                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2004

                                         PUGLISI CAPITAL PARTNERS, L.P.
                                         By:  JJP Partners, LLC, General Partner


/s/ Jeffrey J. Puglisi                   By: /s/ Jeffrey J. Puglisi
-------------------------------              ----------------------
     Jeffrey J. Puglisi                         Jeffrey J. Puglisi
                                                Managing Member
PUGLISI & CO.

By: /s/ Jeffrey J. Puglisi               /s/ Annette Puglisi
    ---------------------------          ----------------------
    Jeffrey J. Puglisi                   Annette Puglisi
    President